Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 29, 2026

Relating to Preliminary Prospectus Supplement dated June 29, 2026 and

Prospectus dated November 26, 2024

Registration No. 333-283477

Morgan Stanley Direct Lending Fund

$350,000,000 6.100% Notes due 2031

PRICING TERM SHEET

June 29, 2026

The following sets forth the final terms of the 6.100% Notes due 2031 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated June 29, 2026 (the “Preliminary Prospectus Supplement”) related to the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Morgan Stanley Direct Lending Fund

Security Title:	6.100% Notes due 2031

Expected Ratings*:	Moody’s: Baa3 (stable) Fitch: BBB- (stable) Kroll: BBB (stable)

Aggregate Principal Amount Offered:	$350,000,000

Trade Date:	June 29, 2026

Settlement Date**:	July 9, 2026 (T+7)

Maturity Date:	July 15, 2031

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2027

Price to Public (Issue Price):	98.955%

Coupon (Interest Rate):	6.100%

Yield to Maturity:	6.346%

Spread to Benchmark Treasury:	+ 220 basis points

Benchmark Treasury:	4.125% due June 30, 2031

Benchmark Treasury Price and Yield:	99-29 / 4.146%

Optional Redemption:

Prior to June 15, 2031 (one month prior to the maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, or

•

100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	61774A AH6 / US61774AAH68

Joint Book-Running Managers:

Truist Securities, Inc.

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

Co-Managers:

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Keefe, Bruyette & Woods, Inc.

Lucid Capital Markets, LLC

Synovus Securities, Inc.

UBS Securities LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Note: *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note: ** Morgan Stanley Direct Lending Fund expects that delivery of the Notes will be made to investors on or about July 9, 2026, which will be the seventh business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Morgan Stanley Direct Lending Fund before investing. The Preliminary Prospectus Supplement contains this and other information about Morgan Stanley Direct Lending Fund and should be read carefully before investing.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of Morgan Stanley Direct Lending Fund and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Morgan Stanley Direct Lending Fund, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from Truist Securities, Inc. toll-free at 1-800-685-4786, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.